82-34639

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

06013021

SEC#~~82-5258~~

19 April 2006

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 7 April 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

dlw 5/2


AGENIX

7 April 2006

ANIMAL HEALTH DEAL NETS AGENIX CASH OF UP TO $10 MILLION

After the close of trading yesterday, Agenix signed an agreement to assign the patents and other intangible assets of its AGEN Animal Health business and grant certain distribution rights for its animal health diagnostic products to an international company.

Under the agreement, Agenix will receive payments totalling up to $9.4 million from the other party. A further $0.6 million is expected to come from the collection of accounts receivable and after payment of creditors.

The transaction is expected to complete by 30 April 2006, at which time Agenix will receive a cash payment of $6.7 million. The balance will be received progressively as working capital items are realised and operational transfer milestones are completed. The completion of the transfer of operations may take 12 months or more.

The identity of the international company is currently confidential whilst communications to customers and suppliers are finalised and will be revealed shortly prior to the commencement date of the distributorship.

The AGEN Animal Health business consists of the manufacture and sale of diagnostic tests for infectious diseases for dogs and cats to over 50 countries, as well as the distribution of analysers and other instruments used in veterinary practices in Australia and New Zealand.

Agenix CEO and Managing Director, Mr Neil Leggett, stated "The AGEN Animal Health business is a marginally profitable business and attempts to grow sales in the past few years have been largely unsuccessful. We are transforming Agenix into a company with a focused strategy of developing a broad pipeline of monoclonal antibody based products, of which ThromboView® is the first. This deal represents another milestone in this strategy and further actions are likely to follow."

"The delivery of a ThromboView® deal is the primary focus of the Board and Agenix senior management. The key driver for a mutually attractive partnering deal will come from the completion of a comprehensive data package to support the acceleration of ThromboView® towards later phase trials in PE (pulmonary embolism or blood clot in the lung). Our focus is on securing the best deal to maximise shareholder value based on the trial results in PE we released in early March. We are not working to an artificial deadline but are nonetheless working to complete a deal expeditiously," said Mr Leggett.

PE is the primary indication of interest to potential partners as PE kills over 200,000 people each year in the United States alone, and the potential market for ThromboView® in the diagnosis of PE is in the hundreds of millions of dollars. Independent analysis of results from the recent ThromboView® Phase Ib PE trial confirmed a high sensitivity of ThromboView® for detection of PE.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX: AGX, OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of established businesses in human and animal health diagnostics and is focused on growing its pipeline of world-leading monoclonal antibody based products.

Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme.

Agenix employs 80 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.

www.agenix.com